

June 19, 2012

VIA E-Mail
Mr. John G. Demeritt
Chief Financial Officer
Franklin Street Properties Corporation
401 Edgewater Place, Suite 200
Wakefield, Massachusetts 01880

    Re: **Franklin Street Properties Corporation**
                 Form 10-K for the year ended December 31, 2011
                 Filed on February 21, 2012
                 File No. 001-32470

Dear Mr. John G. Demeritt:

We have reviewed your response letter dated June 1, 2012 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Non-GAAP Financial Measures, page 35

1.   We note your response to comment 8 in our letter dated May 14, 2012 and we reissue the comment in full. In future Exchange Act reports, please consider including Property NOI. In addition, with respect to Property NOI, provide a definition of how you determine Property NOI. For example, describe if you include properties not owned in both periods. Please also describe in additional detail the income and expenditures included in Property NOI, such as ground rent, tenant improvement and leasing commissions, lease termination fees and property marketing costs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Erin Martin at (202) 551-3391 or me at (202) 551-3655 if you have any questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Special Counsel